Filed by Brandywine Operating Partnership pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Prentiss Properties Trust

Commission File No.:1-14516

This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”) of Prentiss Properties Trust (“Prentiss”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 3, 2005 (the “Merger Agreement”), by and among Brandywine and Prentiss. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Brandywine on October 3, 2005.  The Merger Agreement is incorporated by reference into this filing.

The following is a transcript of a conference call held on November 2, 2005 regarding Brandywine’s financial results for the quarter and nine-months ended September 30, 2005:

Brandywine Realty Trust

Moderator: Jerry Sweeney

November 2, 2005

10:00 a.m. EST

OPERATOR: Good day, ladies and gentlemen, and welcome to Brandywine Realty Trust's third quarter conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. As a reminder, this conference call is being recorded.

Prior to turning the call over to Mr. Jerry Sweeney, please let me read the following disclaimer on behalf of the company.

Certain statements made during this call constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties, and their affiliates or industry results, or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.

Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the company, the satisfaction of closing conditions of - to the transaction, the company's ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions.

Additional information or factors, which could impact the company, and the forward-looking statements contained herein, are included in company filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information about the merger and where to find it. Information provided on this call does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties have filed a joint proxy statement prospectus as part of a registration statement on Form S-4, and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger.

A definitive proxy statement prospectus will be sent to shareholders of Brandywine and Prentiss Properties, seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement prospectus when available, and other documents filed by Brandywine and Prentiss Properties with the SEC and the SEC’s Web site at www.sec.gov. The definitive joint proxy statement prospectus and other relevant documents may also be obtained when available free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania, 19462, attention Investor Relations, telephone 610-325-5600, or Prentiss Properties Trust, 3890 West Northwest Highway, Suite 400, Dallas, Texas 75220, attention Investor Relations telephone 214-654-0886. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties, and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine's 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1st, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5th, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting by the requirements of Section 10 of the Securities Act of 1933, as amended.

And now, ladies and gentlemen, I'd like to turn the call over to Brandywine Realty Trust's President and CEO, Mr. Jerry Sweeney.

GERARD SWEENEY, PRESIDENT AND CEO, BRANDYWINE REALTY TRUST: Ilsa, thank you very much. Good morning, everyone, thank you for joining us for Brandywine's third quarter earnings call. Today's agenda will provide a brief review of market conditions, review of our third quarter results, our outlook for the balance of the year, and our initial estimates for 2006.

Participating with me in today's call are Chris Marr, our Senior Vice President and Chief Financial Officer; Tim Martin, our Vice President and Chief Accounting Officer; and Gabe Mainardi, our Corporate Controller.

Looking at the quarter, third quarter performance was consistent with our expectations, and reflects the continued improvement in many of our operating metrics. Core portfolio results were solid, but also remain reflective of the continued competitive environment. Also in early October, we announced our merger with Prentiss Properties, we filed the proxy last week, and are operating on the premise of a late fourth quarter 2005 or early first quarter 2006 closing.

Integration efforts are progressing very smoothly, key executives from both companies are working on a variety of transition items, and progress is being made on all fronts. Four Prentiss regional executives have executed agreements with Brandywine, and all other components of this transaction are progressing on schedule. Also, since the announcement and in full accordance with SEC rule 425, we have posted additional information to our Web site, certainly encourage everyone to review that information to gain a better understanding of the combined companies' business plan, growth opportunities, and funding strategies.

Moving back to the third quarter, when we introduced guidance last year for 2005, we had mentioned at that time, and had always anticipated that the third quarter would be our most challenging due to known rollouts of several larger tenants. In looking at how we performed during the third quarter, we are pleased with the performance, and several items warrant some mention.

Our tenant retention rate was approximately 71 percent, this number again exceeded our internal expectations, was a bit below our historical average of five years of 77 percent, and we expect the retention rate in the fourth quarter to be slightly north of 70 percent. At the end of the quarter, the portfolio was 91.5 percent leased, and 90.2 percent occupied.

Highlights were the strong performance enrichment in our industrial portfolio, these levels are down a little bit from last quarter due to about 200,000 square feet of leases that again we knew at the beginning of the year we were vacating, or the tenants were contracting their square footage at the end of the term.

Despite that for the quarter, we did renew or expand existing leases for approximately 866,000 square feet, and signed new leases for close to 157,000 square feet.

Our new lease rents on a straight-line basis declined 4.4 percent for the quarter, that's a bit better than our forecast, and our best quarter year-to-date. It does represent improvement over previous quarters, but again still reflects competitive market conditions.

Rental rate growth on renewals declined less than 1.3 percent on a straight-line basis, which we again - reflects where we thought we would wind up being. In addition, capital costs for the quarter were $1.74 per square foot, which is where we were last quarter, and in line with about a year ago. While that still remains a bit above our historical average, it is important to note that about 25 percent of our building and tenant improvements number in our supplemental package of 9.3 million relates to discretionary capital we're spending for lobby upgrades, bathroom renovations, et cetera. As such, our cad payout ratio was higher than we would like, but the good news is that we are leasing space, and continue to incur reasonable capital costs to accomplish deals.

Activity through the portfolio continued to increase, our conversion rate continues to improve, we had a number of inspections, there were 250 inspections during the quarter, with about 128 deals being signed. And our general expectation is that rents will get stronger, and that's consistent with our outlook for the past several quarters.

From an overall standpoint, to give you a better frame of reference, of the 25 sub markets we track by leasing agent, during 2006 we're expecting rental rates to trend up in eight of those markets, trend down in three, and remain neutral or static in the balance of those markets. As such the market outlook we talked about in the last quarter remains on track, we believe that number one, demand is picking up; two, generally average rental rates will remain flat; three, there will be positive net absorption that will vary between sub market, four low levels of construction will have a tightening effect on overall vacancy, and competition for deals will continue to suppress rental rate growth on both new and renewal transactions.

Our occupancy levels continue to significantly outperform the market, areas experiencing positive absorption during the quarter were Bala Cynwyd, Ft. Washington, King of Prussia , and the Main Line. Year-to-date (INAUDIBLE) the Pennsylvania suburbs have had close to 600,000 square feet of positive absorption.

I'd like to spend just a few moments looking at our markets for the balance of the year, and into 2006. In our northern suburbs, activity continues to increase modestly, we've had most of our inspections and Plymouth Meeting and Ft. Washington, but generally overall deal traffic has increased during the year. Strongest performing sub-market in the northern suburbs continues to be Plymouth Meeting, and that vacancy rate right now stands less than seven percent.

In the western suburbs, there continues to be a good deal - amount of deal velocity, sub-lease space continues to decrease. Financial services and the pharmaceutical industries continue to fuel absorption in the region. The market still remains very competitive, however both CB and in Cushman & Wakefield have recently reported a drop in the vacancy rates for the entire suburban market, as well as King of Prussia , in particular vacancy in King of Prussia is down about 300 basis points within the last year, and that sub-market also had about a 50 percent drop in sub-lease space.

For the third consecutive quarter, the Pennsylvania suburban marketplace posted positive net absorption, and after the first three quarter consecutive positive absorption pace in the last several years.

Moving over to New Jersey, absorption in Southern New Jersey also remained positive for the second quarter in a row. Within that market, the defense industries healthcare sectors continue to anchor the market with key players such as Lockheed Martin, Virtualve (ph) and Cooper Hospital continue to expand. In Central Jersey, we continue to have both cash and GAAP increases in rent, while Southern New Jersey remains positive on a GAAP basis, with very minor cash decreases. The Central New Jersey market also continues to have year-to-date positive absorption, with a direct vacancy rate around 10 percent.

In that market, Brandywine's vacancy remains around five percent, which is why we are proceeding with our start this month at Princeton Pike.

Our team in Richmond has done an excellent job this year in bringing their overall occupancy levels up to 98 percent, the suburban office market remains strong, and we continue to pursue a number of opportunities. Richmond is essentially in a typical recovery phase, highlighted by a declining vacancy, with some build to suits, and some spec construction getting under way.

The class A suburban office market is about seven percent vacant, by comparison Brandywine's suburban office portfolio is about one percent vacant.

Urban region also continues to do well. Cira is all but put away, our first major tenant had their move-in earlier this week, and all is progressing on schedule. Tenants did out work on a number of floors is also under way, and we have excellent activity on the few remaining square feet in the building.

You'll notice in the financial results for the quarter there's a lease termination for one of the tenants at Cira, which due to a business plan change, they asked us to terminate their lease on one of the floors, that space, however, was immediately released at a higher rental rate to another tenant.

Also within the urban division, Brandywine's successful retention of Blank Rome will be one of the largest renewal transactions in the city, and within the urban division this quarter, we completed about 260,000 square feet of overall transactions.

In Delaware, we continue to monitor the effects of MDNA acquisition by Bank of America, we believe that the true impact of that acquisition will not be felt until late 2006. MDNA is currently the largest employer in the state, with approximately 10,500 workers, and occupies about four million square feet. They have announced plans to eliminate approximately 6,000 jobs post acquisition, although it's uncertain how many of those will actually be within Delaware.

The market itself continues to do very well in Delaware, and our occupancy levels continue to improve. So generally, as we look at the market, the numbers clearly support our premise of - that there is a general improvement, our deal flow is up, market stats of quarter activity levels, and as I talked about on previous calls, tenant psychology has clearly changed, and we are also seeing more requests for proposals from large tenants.

From an operational standpoint, as we look at the balance of the year, there's several key themes. One is we'll continue to focus on aggressively leasing space. Second, as I touched on a few moments ago, we'll continue to invest in the infrastructure of our buildings, about $2.3 million in the third quarter numbers, represent these discretionary capital expenditures. We also plan on moving forward in the fourth quarter with our development program, and commencing construction on two, and possibly three buildings.

In looking at our earnings, we have, as - we are, as we have always been, continue to be driven by an overall cautionary approach. As we indicated in our press release, we are targeting an FFO of 61 to 62 cents per share for the fourth quarter. Looking at 2006, we have introduced guidance that projects a growth rate between three and six percent, for a targeted range of 2.55 to 2.63 per share of FFO.

Chris will articulate the details, but essentially we're projecting a moderate occupancy improvement, continuation of some lease termination income, the impact of Cira coming online, and additional lease-up of Radnor.

As noted in the press release, these numbers represent Brandywine on a standalone basis, the Prentiss merger will be four to six cents additive to FFO in 2006.

At this point, let me turn the discussion over to Chris, who will discuss our financial results.

CHRIS MARR, SENIOR VICE PRESIDENT AND CFO, BRANDYWINE REALTY TRUST: Thanks, Jerry. As Jerry mentioned, it was a very clean and straightforward quarter for us. Like to spend just a few minutes touching on a couple of specific items within the quarter, and then speak to our fourth quarter and 2006 standalone guidance.

As you all recall, our guidance for the third quarter was 61 cents at the high end. Explicit in that guidance were consistent same store occupancies, and thanks to our NOI, unchanged to a decline of approximately two percent.

Our actual results came in directly in line with the consistently articulated estimates underlying that guidance, with the exception of utility costs and other income.

It's no surprise to anyone on the call that utility costs are rising rapidly, and we expect them to continue to do so. While the vast majority of our leases are plus electric, we do still incur costs on vacant space and in common areas.

In other income, as Jerry mentioned, we did have a termination fee during the quarter in our non-same store portfolio of $500,000. Occupancy of 90.2 percent, and tenant retention of 70.8 were where we expected them to be this quarter. We had a few tenants, we knew early in the year that in late September were either going to consolidate into their own facilities, downsize their operations, or relocate to less space in another Brandywine building.

GAAP rents on new leases improved from last quarter by almost 100 basis points, and rates on renewals continued to trend of flat to slightly down.

Capital continued to trend towards more normalized levels at $1.74 per square foot per lease year.

Our CAD ratio remained relatively consistent with the second quarter. As we articulated at the beginning of the year, we expected that ratio to be at or slightly north of 100 percent. We do continue to execute on our capital program, and as mentioned, 25 percent of the building capital in the quarter was invested in our assets under this previously discussed program, which included renovations of lobbies, lavatories, and other upgrades to HVAC, et cetera, in our - in our portfolio.

If you looked at CAD a year-to-date basis with a more normalized level of building capital, our CAD payout ratio would have been roughly in that 100 percent level.

The increase in straight-line rent, as Jerry mentioned, was primarily attributable to the 224,000 square foot renewal of Blank Rome at Two Logan, we did extend their 2008 expiration 14 years to 2022, with red bumps, and within that lease was eight months of free rent.

Our fourth quarter guidance is $0.61 to $0.62, and assumes that the rental rate, retention and occupancy trends in the third quarter remain consistent.

We have introduced 2006 standalone guidance of 255 to 263, the low end contemplates consistent average occupancy, the trends in new leases and renewal lease rates versus expiring leases continues, along the lines of what we have experienced in 2005. We do expect continued rising energy costs and real estate tax rates increasing.

The higher end of the guidance assumes increased occupancies over 2005 levels, net acquisition activity, and termination fees consistent with those recognized thus far in 2005.

Included in the guidance is the lease up of Cira, such that our overage 2006 occupancy is approximately 70 percent. The low end of our guidance assumes Radnor Financial is roughly 60 percent leased by the end of 2006, with an average 2006 occupancy in the 40 percent range.

We are also assuming that on a standalone basis, we would term out approximately 300 million of our current line borrowings with longer-term fixed rate debt, and our assumptions are predicated on the fact that such a transaction would take place early in the first quarter of 2006.

Thanks for listening, and I will now turn the call back over to Jerry.

GERARD SWEENEY: Thank you, Chris. Let me just take a few moments to discuss several points, and then we'll open the phone up to questions.

Clearly for the balance of 2005, we will continue to pay significant attention to leasing throughout our portfolio. We are determined to continue our aggressive leasing program, as Chris mentioned, we are in an environment of some rising uncontrollable expenses, like utilities, and real estate taxes. However, we do have a very strong focus in the organization on managing our controllable expenses. We will continue to invest capital in our portfolio with the objective of insuring long-term high tenant retention rates, and very high levels of tenant satisfaction.

Chris talked about Radnor, our objectives for Radnor remain very much on track, we're certainly pleased with our success thus far, we have excellent activity. You may remember that when we bought that portfolio, we had programmed a three-year lease-up, our pipeline remains very strong, the 555 Radnor redevelopment program remains on target, with a completion date early in the fourth quarter.

As I mentioned on the last call, this renovation will essentially change the entire character of that building by installation of a new curtain wall system, completely new mechanical systems, entrance and common area. So we're - from a real estate market introduction standpoint, we're very, very pleased with where we stand.

For the third quarter and fourth quarter to date, we have signed transactions for approximately 100,000 square feet at Radnor Financial Center, and approximately 65,000 square feet at Radnor Corporate. In addition, we're also looking at a pipeline of transactions for Radnor Financial from new tenancies in the 300,000 square foot range that are at various stages of discussion.

So deal flow and activity continues to be strong, we're confident being able to meet or exceed or pro forma assumptions on the budget. And as Chris - and as Chris outlined, our 2006 projections assume some of that lease-up occurs.

Looking at the investment climate, during the third quarter, the company did acquire two office buildings, totaling 283,000 square feet for $52 million, or $183 per square foot. These properties are located adjacent to one another in our Conshohocken sub market, and have a combined occupancy of 78 percent. Initial yields were around seven percent, and we're projecting a stabilized return in the eight and a half percent range.

In general, we look at the investment marketplace, we continue to see aggressive pricing across the board. In the Philadelphia region, levels that had never been breached before have become commonplace in terms of cap rates and prices per square foot. Anecdotally, we can give you some recent examples on premium pricing on some suburban assets. One case in point is a newly constructed property in Conshohocken, developed by a local developer that is under agreement at about a six percent cap rate for a price of about $233 per square foot.

Another complex in the northern suburbs, that's about 121,000 square feet, is fully leased, just recently traded for a seven percent cap rate, or about $214 per square foot. One final example in another sub-market in Southern Delaware County, had a couple of buildings, there's a complex - again fully leased, completed several years ago, and that pricing is around $220 a square foot, which equated to an initial cap rate of seven percent.

I will certainly continue to look at additional acquisition opportunities, but our expectations that will focus on value added transactions, such as the recent acquisition in Conshohocken, and position the company for the market recovery.

From a development standpoint, we remain on track to commence our development projects in Southern and Central New Jersey. In addition, our renovation projects at 855 Springdale Road and 500 Office Center Drive continue to progress well, and we're also gearing up for several additional rehabs that will commence during 2006.

Our land inventory, we continue to move in a very positive direction on perfecting any outstanding approvals, and engineering and architectural work is proceeding on a number of our developments.

We also plan on starting a building at - in suburban Richmond, should be 50,000 square feet. That building will be 50 percent pre-leased, and we expect to commence construction shortly.

To wrap up, the third quarter was a good one for us, certainly very busy. Portfolio performance was very much in line with our expectations. We continue to take a very aggressive stance on leasing, and looking at our goals, they are fairly straightforward, maintain well above market operating performance, manage our land inventory, and advanced approvals across the board. Continue the integration efforts on the Prentiss transaction, so we're in an excellent position to capitalize on all those additional growth opportunities once the transaction closes, and continue to keep our financial metrics in very strong shape.

So we'd like to thank you very much for taking the time to listen. Ilsa, at this point, we would be happy to answer any questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, please press star one on your telephone keypad at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. Once again, that is star one for any questions at this time.

Our first question is coming from Jon Litt with Citigroup.

JORDAN SADLER, CITIGROUP: Good morning, guys, it's Jordan Sadler here with Jon. My first question just relates to your G&A expectations in terms of guidance.

GERARD SWEENEY: For 2006?

JORDAN SADLER: Yes, and fourth quarter, any charges related to - or spending related to Prentiss in there at all?

GERARD SWEENEY: No, in the fourth quarter of this year, you know, I think our expectation is relatively consistent with the third quarter actual results. The only thing that we have previewed in the release that we know about in connection with the Prentiss transaction is that shortly before closing - and that may be fourth quarter of this year, that may be first quarter of next, we would in connection with redoing our credit facility, write off the unamortized fees of the prior facility, and we mentioned that in the release.

JORDAN SADLER: Sure.

GERARD SWEENEY: As you look at 2006 from a G&A perspective on a standalone basis, you know, we'd be looking at, you know, kind of that four to five percent increase in overall costs, you know, mostly related with cost of living increases at the personnel level, et cetera.

On a combined basis, I think we've - as we've talked about, there will be some savings, and we'd be able to articulate those with a higher level of specificity after we've closed.

JORDAN SADLER: Sure. And lease terminations, you said should be consistent with what you did in the first nine months. You did 10 tentative lease terms, settlements, and other. Is that what you're expecting for the full year next year?

GERARD SWEENEY: At the high end I think we're looking at something kind of in that range, at the low end, I think we've factored in, you know, something closer to half of that amount.

JORDAN SADLER: As it relates to Cira, and - well first let me back up - on development spending, what do you think total development spending will total next year as you ramp up the - to in Central and Southern New Jersey, and the one in Richmond you talked about?

GERARD SWEENEY: Yes, we think it's going to be somewhere in that $75 million range.

JORDAN SADLER: And in terms of Cira, you said in expectations, or in your guidance, you've got about 70 - you're assuming it's about 70 percent leased on average throughout?

GERARD SWEENEY: That's correct, and that's not really an expectation at this point, I think that's fairly accurate to say that's just the reality of how the known tenants, the 93 percent lease is going to move in.

JORDAN SADLER: What's the range from one - January 1 to December? I mean is it just - where do you start the year versus where you end the year occupancy wise?

GERARD SWEENEY: Yes, I think we start the year at Cira roughly 37 percent occupied, plus or minus a little bit, and then, you know, end the year at that right now, you know, at that 93, 94 percent.

JORDAN SADLER: OK. And the ...

GERARD SWEENEY: That's on everything that's booked today.

JORDAN SADLER: And the overall expected yield at the end of the year again?

GERARD SWEENEY: End of the year - I mean on a stabilized ...

JORDAN SADLER: Stabilized.

GERARD SWEENEY: ... basis, which would really be 2007, you know, we're still in that - you know, in that GAAP yield, right around 10 percent that we've been talking about.

JORDAN SADLER: Thank you.

OPERATOR: Thank you. Our next question is coming from John Guinee with Legg Mason.

JOHN GUINEE, LEGG MASON: Oh, hi, Jerry. In the - are we allowed to ask merger questions?

GERARD SWEENEY: John, the mike is yours.

JOHN GUINEE: Oh, OK. You know, obviously as a Philadelphia company, you've had your fingers on every single thing that went on at Brandywine, that's going to be impossible to do as - with an expanded platform. Can you just sort of walk through maybe what the investment committee looks like now, how it acts, and what it's going to look like post merger?

GERARD SWEENEY: Sure, the - our investment process right now is transactions above a certain dollar amount threshold go to our board for review, that level right now is $60 million. Investments below that range are typically reviewed by our management team here, which consists of our acquisition professionals, the regional head, and several folks from our corporate functions, and myself. As we look at capital deployment in the combined company, we've approached it from a couple different standpoints that I think will create a great result for us.

One is the addition of Tom August and Mike Prentiss, who are board, we'll certainly put them in a position to provide guidance and assistance to our existing board members as we evaluate acquisition opportunities in the existing Prentiss markets. From a management standpoint, Tom August will be - will be a member of our investment committee, as well as Bob Wiberg, who is Prentiss' current regional head in metro D.C. Those two gentle will join some of our existing Brandywine folks as we deliberate making investments in 2006.

JOHN GUINEE: Thank you.

GERARD SWEENEY: You're welcome.

JOHN GUINEE: That's it.

OPERATOR: Thank you. Once again, if you do have a question, please press star one on your telephone keypad at this time.

Our next question is coming from Chris Haley with Wachovia.

CHRIS HALEY, WACHOVIA: Good morning, Jerry and Chris.

GERARD SWEENEY: Good morning.

CHRIS MARR: Morning.

CHRIS HALEY: Jerry, you mentioned leasing backlog at Radnor 100,000 to 200,000 square feet, and then at three. Could you - could you review that with me? I wasn't able to get that.

GERARD SWEENEY: OK, yes. Chris, we've done for the third and fourth quarter, and actually I mean the fourth quarter year-to-date - quarter-to-date I guess is the way you want to say that - we've leased about 100,000 square feet at Radnor Financial, and done about 65,000 square feet at Radnor Corporate of essentially new deals.

When we look at our pipeline of transactions that are at various stages in the Q, and they really range, Chris, from transactions that are, you know, the final stages of lease negotiations to we've been - we've issued - you know, one end of the extreme is we've issued propose, the other end of extreme is we are in final lease negotiation phases. That pipeline of transactions is slightly north of 300,000 square feet.

So that's what we really monitor in terms of what we expect to be able to deliver in terms of signed deals. So I think as we look at both the Radnor Financial center, but also Radnor Corporate center, we remain very pleased with the level of activity.

CHRIS HALEY: OK, so you're saying on the four buildings in the complex, the ratios that you've disclosed - or the metrics you've disclosed from your third quarter supplemental reflect 165,000 square feet of leasing since you've purchased?

GERARD SWEENEY: I actually - now those numbers go through the third quarter.

CHRIS HALEY: OK. So where are we today?

CHRIS MARR: At the end of the third quarter, we have leased basically about 340,000 square feet at Radnor Financial. When we first acquired Radnor Financial, I mean it was essentially zero ...

GERARD SWEENEY: Right.

CHRIS MARR: ... I mean I think it's really fair to look at the fact that we've done transactions of 332,000 square feet since we acquired the complex. The occupancy - the actual physically occupied square feet of that number at 930 is about 235,000 square feet.

CHRIS HALEY: On the - on those leases, and the leases that you're working on, what is a typical free rent period, or period between signing and - signing or rent payment?

GERARD SWEENEY: Well I mean some of the leases have some minor free rents, some don't, that we've worked on. You know, the timeframe between actual signing and occupancy is really a function of how quickly the tenants get their space plans finalized. Radnor Captiva has frankly been very, very cooperative in terms of accelerating their review process. So I know at some of our - call them our more significant transactions, we've looked at a time lag of, you know, three months or so from the time they sign to the time they occupy.

CHRIS HALEY: OK, so looking at your timetable, you expect 60 percent leased by the end of 2006, my recollection is that's consistent or maybe a little bit slightly above where you were expecting to be, which is good. So the full impact we're going to get from on a cash basis for Radnor obviously won't be until '07, and the full impact from Cira Centre from a cash basis won't be until '07 as well?

CHRIS MARR: That's correct.

GERARD SWEENEY: Yes, and that is - that's completely consistent with ...

CHRIS HALEY: OK.

GERARD SWEENEY: ... what we've - what we've been outlining for the last several years.

CHRIS HALEY: OK. And the - in your - in your presentation that you did post to your Web site talking about the merger accelerating growth, I think it was the term is the title that you used. You laid out a - just kind of a rough timetable of how the merger was going to increase the growth rate of - the combined company would have a faster growth rate than the existing Brandywine standalone entity. When I look at things on a cash basis, are you willing to make the same assertions on a cash basis as well ...

CHRIS MARR: Yes.

CHRIS HALEY: ... as the - as a GAAP basis?

CHRIS MARR: Yes. From a - from an NOI perspective, yes.

CHRIS HALEY: OK. Cash NOI?

CHRIS MARR: Correct.

GERARD SWEENEY: Absolutely.

CHRIS HALEY: OK, all right. Lastly on the trade line rent numbers for 2006, can you give us a rough range as to what to expect?

CHRIS MARR: You know what, that's such a tough thing to do, because it's so dependent upon individual lease transactions, I mean the impact of the Blank Rome lease burns off, you know, over the next eight months. So - or really the second month of '06.

CHRIS HALEY: OK.

CHRIS MARR: So if you take that out of the equation, you know, you're back into at least a run rate on a - on a - and a declining run rate from where we were in the third quarter, but that - I mean that's such a difficult number for us to estimate, because it is so dependent upon individual lease transactions, and you know, for the most part, with the exception of something like the transaction we did at Two Logan, we generally have a minimum amount - a minimal amount of free rent in our normal transactions.

CHRIS HALEY: OK. And on the markets, Jerry, you mentioned eight markets would be up on a market run rates next year, or sub markets, three down and five, was it - was it 16 you did?

GERARD SWEENEY: No, actually there were - there were a total of 25.

CHRIS HALEY: Twenty-five, I'm sorry, OK, all right, so about ...

GERARD SWEENEY: Yes ...

CHRIS HALEY: ... 14 plus.

GERARD SWEENEY: ... we really - that's, you know, a Ft. Washington, Horsham, Plymouth Meeting, Blue Bell, we really go through each market individually, and we were - we were - our numbers are indicating our expectations are that we would be in a position of having rents trend up in eight of those 25 for '06 ...

CHRIS HALEY: Right.

GERARD SWEENEY: ... trend down in three, and remain neutral in the balance.

CHRIS HALEY: OK.

GERARD SWEENEY: OK?

CHRIS HALEY: Got you. Thank you.

GERARD SWEENEY: You're welcome, Chris.

OPERATOR: Thank you. Our next question is coming from Paul Puryear with Raymond James.

PAUL PURYEAR, RAYMOND JAMES: Hey, good morning.

GERARD SWEENEY: Hi, Paul.

PAUL PURYEAR: Jerry, in your analysis of the merger, there's a slide that talks about NOI growth for the portfolios. Could you talk about the thinking behind the BDN core portfolio growth rate for the - like one to one and a quarter percent?

GERARD SWEENEY: Yes, I think that is consistent, Paul, with what we've been projecting, and actually - is in excess of what we've been delivering the last couple years. But as we take a look at the ability for us to move our rents up throughout the entire marketplace, that number's really coming from the very long track record of working in these markets. Tied into the blending of our portfolio, and what we see happening on the overall rental rate growth standpoint.

PAUL PURYEAR: So what kind of occupancy growth assumptions are in there?

CHRIS MARR: I think in general the assumption is '05 to '06, there's a modest improvement in overall occupancies, and then there's a, you know, 50 to 100 basis point increase '06 to '07, and then another 50 to 75 basis point increase '07 to '08.

PAUL PURYEAR: So a lot of it is occupancy?

CHRIS MARR: Yes, very modest acceleration of rental rates within that particular BDN core numbers of 1.15 to 1.3.

PAUL PURYEAR: And I guess the same question, Jerry, for the Prentiss markets, just, you know, how much work have you done there? And I assume this is combined effort with the Prentiss management.

GERARD SWEENEY: It is very much so, and it's - really those numbers, Paul, are the result of, you know, literally space by space, building by building assumptions, and prospecting that was done for each building within the - within the markets that Brandywine will be acquiring as part of the Prentiss transaction. So we think it's very well founded, and in terms of their actual historical perspective, what the rental markets are currently generated, and what we think we can do in terms of occupancy gains over the next several years.

So the assumptions are somewhat parallel, and the thought process parallel what we went through on the Brandywine portfolio.

PAUL PURYEAR: OK. And I know you've addressed this before, but again, your comments on Southern California as a potential market.

GERARD SWEENEY: Yes, I mean our perspective on Southern California is, as you know, from the structure of the transaction with Prudential, Brandywine will be acquiring only Prentiss' existing joint venture position in the

AVP assets in Southern California. Prudential is acquiring the balance. Prudential will engage Brandywine in - for a two-year management and leasing and construction management agreement that will provide us a positive cash flow option to evaluate future opportunities in those markets. Certainly as we evaluate the landscape in that marketplace, we'll have the benefit of the income stream from the properties and the existing staffing in order to bet the opportunities properly.

PAUL PURYEAR: OK. One more question, the Cira Center, the tenancy there, the 93 percent that you've leased, what percent of that came from the Philadelphia CBD?

GERARD SWEENEY: I mean as we look at it in terms of job growth, Cira will have approximately 1,900 employees, they have roughly about 1,100 coming in from the - from the existing CBD, with the balance coming in from outside the city, and of that amount coming from outside the city, a little bit more than half is coming from outside the state of Pennsylvania.

PAUL PURYEAR: OK, great. Thanks.

GERARD SWEENEY: You're welcome.

OPERATOR: Thank you. There appears to be no further questions at this time. I'll turn the floor back over to you for any further or closing remarks.

GERARD SWEENEY: Ilsa, thank you very much, and thank you all very much for participating in this call. And we look forward to updating you with next quarter's activity.

OPERATOR: Thank you. This does conclude today's teleconference. You may disconnect your lines at this time, and have a wonderful day.

END

FORWARD LOOKING STATEMENTS: Certain statements in this transcript constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance,achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies' ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company'S filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information about the Merger and Where to Find It

This transcript does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to

Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.